Science | Seed | Life

March 2, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christie Wong
Brian Cascio

Re:	S&W Seed Company
Form 10-K for the Fiscal Year Ended June 30, 2019
Filed September 18, 2019
Form 8-K Filed on February 12, 2020
File No. 001-34719

Ladies and Gentlemen:

We are in receipt of the comment letter, dated February 20, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above captioned filings on Form 10-K for the fiscal year ended June 30, 2019, filed on September 18, 2019 (the “Form 10-K”) and Form 8-K, filed on February 12, 2020 (the “Form 8-K”). Below is the response of S&W Seed Company (the “Company,” “we,” “our” or similar terminology) to the Staff’s comments.

For the Staff’s convenience, we have incorporated your comments into this response letter in italics. The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 8-K.

Form 10-K for the Fiscal Year Ended June 30, 2019

Notes to Consolidated Financial Statements

Note 4 – Revenue Recognition, page 61

1.

We note on page 60 that you received a payment of $45 million in May 2019 from Pioneer/Corteva of which $34.2 million was recognized as licensing revenue.  Please explain to us your basis for recognizing the entire amount in fiscal 2019. Refer to ASC 606-10-55-57 through 55-58.

S&W Seed Company	2101 Ken Pratt Blvd, Suite 201	Longmont, CO 80501	720.506.9191	www.swseedco.com

Science | Seed | Life

Response: The Company determined that the Corteva license agreement transfers to Corteva a right to use the Company’s intellectual property, as discussed in ASC 606-10-55-58b.  The germplasm represents functional intellectual property that Corteva can benefit from on a standalone basis that requires no further support from the Company.  Corteva could obtain all the benefits of the intellectual property at the point in time that the license was granted as it had the ability, at that time, to grow and distribute products using the intellectual property immediately.

While the termination agreement also required the Company to transfer to Corteva certain quantities of seed held by the Company as of the May 22, 2019 agreement date, the license and seed are distinct performance obligations.  The license is both capable of being distinct and is distinct in the context of the contract, as Corteva can and intends to use the licensed intellectual property on its own.  Therefore, the guidance in ASC 606-10-55-57 does not alter the conclusion that the revenue from the license of functional intellectual property should be recognized at a point in time, as discussed in ASC 606-10-55-58B.

2.

In future filings, please provide the disclosures required by ASC 606-10-50-8 with respect to contract balances, including opening and closing balances and the related revenue recognized in the reporting period.

Response: We respectfully acknowledge the Staff’s comment.  In future filings, we confirm that we will provide the disclosures required by ASC 606-10-50-8 with respect to contract balances.

Form 8-K Filed on February 12, 2020

Exhibit 99.1, page 7

3.

We note you present full income statements of non-GAAP measures in tables A1 and A2. Please tell us how you considered the guidance in Question 102.10 of the updated Compliance and Disclosure Interpretation on Non-GAAP financial measures.

Response: We respectfully acknowledge the Staff's comment and undertake that in future earnings releases and filings we will reconcile our non-GAAP measures to the most directly comparable GAAP measures without presenting a full income statement of non-GAAP measures.

* * *

S&W Seed Company	2101 Ken Pratt Blvd, Suite 201	Longmont, CO 80501	720.506.9191	www.swseedco.com

Science | Seed | Life

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any questions or further comments regarding this response letter to the undersigned at (720) 506-9191. Thank you.

Sincerely,

By:	/s/ Matthew K. Szot
Matthew K. Szot
Executive Vice President of Finance and Administration and Chief Financial Officer

cc:	Mark W. Wong, S&W Seed Company
Steven M. Przesmicki, Cooley LLP
Phillip S. McGill, Cooley LLP
Alexander M. Davis, Cooley LLP

S&W Seed Company	2101 Ken Pratt Blvd, Suite 201	Longmont, CO 80501	720.506.9191	www.swseedco.com